[redacted]

U
SECURITIES A
Wa

08030312

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

AB*
3/13

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SEC FILE NUMBER
8- 52219

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/0107 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC SECURITIES PROCESSING (ESP) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway 21st Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Levine (212) 485-5145
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Joshua Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Securities Processing (ESP) LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

WILLIAM P. HODGE
Notary Public, State of New York
No. 01HO6180918
Qualified In Queens County
Commission Expires Jan. 22, 2012

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Electronic Securities Processing (ESP) LLC

(formerly known as Electronic Specialist LLC)
(a limited liability company and wholly owned subsidiary of ESP Technologies LLC)

Statement of Financial Condition

December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Electronic Securities Processing (ESP) LLC
New York, New York

We have audited the accompanying statement of financial condition of Electronic Securities Processing (ESP) LLC (formerly known as Electronic Specialist LLC) (the "Company") (a limited liability company and a wholly owned subsidiary of ESP Technologies LLC) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Electronic Securities Processing (ESP) LLC (formerly knows as Electronic Specialist LLC) as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2008

ELECTRONIC SECURITIES PROCESSING (ESP) LLC
(formerly known as Electronic Specialist LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash	$4,716,455
Cash Segregated Under Federal Regulations	125,362
Due from:	
Brokers	873,939
Customer	2,102,997
Securities Failed-to-Deliver	619,261
Commissions Receivable	232,100
Other	324,227
Total Assets	$8,994,341
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to:	
Brokers	$2,613,518
Bank	863,878
Parent	404,094
Securities failed-to-receive	563,987
Soft dollar and commission recapture related obligations	58,598
Accounts payable, accrued expenses and other liabilities	373,402
Total liabilities	4,877,477
Member's Equity	4,116,864
Total Liabilities and Member's Equity	$8,994,341

See Notes to Statement of Financial Condition

1. ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Electronic Securities Processing (ESP) LLC (formerly known as Electronic Specialist LLC) (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") as an introducing broker. The Company primarily provides global execution, neutral routing and centralized settlement for institutional customers and direct market access and algorithmic routing capabilities in U.S. and global equities, options and futures. The Company was a wholly owned subsidiary of ESP Technologies LLC (the "Parent") at December 31, 2007. On May 17, 2007, a transaction agreement was entered into by the former ultimate parent and the Parent whereby the ultimate parent and the members of the Parent sold all of their members' units to a newly formed company whose majority shareholders are affiliated with three major financial institutions. This newly formed company became the new Ultimate Parent of the Company. Subsequent to December 31, 2007, the Parent and the Ultimate Parent merged and the merged entity changed its name to ESP Technologies Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is engaged in several classes of broker-dealer services, which includes agency and riskless principal transactions. Customer securities transactions are reported on a settlement date basis. Commissions, gains on riskless principal transactions and servicing income from customer transactions and the related expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reflected in the financial statements. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

The Company is considered a disregarded entity for federal and state income tax purposes for tax reporting.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

3. CASH SEGREGATED UNDER FEDERAL REGULATION:

Included on the statement of financial condition is cash of $125,362, which has been segregated in special accounts for the exclusive benefit of customers, in accordance with the exemptive provisions of Rule 15c3-3(k)(2)(i) of the SEC.

4. DUE FROM CUSTOMER:

Due from customer represents collateralized amounts due from a non-domestic customer as a result of open customer transactions on a delivery-versus-payment basis.

5. DUE TO BANK:

In connection with its settlement obligations under the clearing and custody agreement with the Company, the Settlement Agent (see Note 7) will, from time to time, complete transactions, resulting in balances due from the Company. Additionally, as per the agreement, these amounts will be offset against cash held with the agent, if any. As of December 31, 2007, $2,200,000 of this payable has been netted against cash balances for such transactions.

6. RELATED PARTY TRANSACTIONS:

The Parent provides bill-paying services and charges the Company for their expenses. Additionally, certain employees service both entities and their salaries are so charged. The Parent is treated as a partnership for federal and state income tax purposes and in certain states is assessed an annual fee, the majority of which is attributable to the Company's activities. As such, the Company is obligated to pay the Parent its proportionate share of these fees. The Company entered into a software license agreement with its Parent for the use of software that provides for the routing of trades. The cost to the Company is a stated monthly fee per active user. The agreement, which calls for automatic six-month renewals and was automatically renewed until April 2008, may be terminated in the event of certain occurrences, as described in the agreement. Due to Parent on the statement of financial condition represents net cash advances made to the Parent with respect to the funding of these expenses and to meet other cash requirements of the Parent.

The Company has entered into a long-term noncancelable operating lease agreement for office space, which expires in 2011, on behalf of its Parent. Lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing noncancelable leases for office space and equipment are as follows:

Year ending December 31,	
2008	$127,000
2009	134,000
2010	138,000
2011	46,000
Total	$445,000

7. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK:

The Company introduces its domestic customer transactions to three clearing brokers and such transactions are introduced on a fully disclosed basis. The Company has entered into a clearing and custody agreement with a major bank (the "Settlement Agent") whereby this Settlement Agent settles a major portion of international trades executed on behalf of customers. In accordance with these clearance agreements, the Company has agreed to indemnify the clearing brokers and Settlement Agent (collectively the "Agents") for losses, if any, which these Agents may sustain from clearing and settling these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract

at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in customers' accounts. The Company seeks to control risk associated with these customer activities by reviewing the creditworthiness of such customers.

During the year ended December 31, 2007, revenue generated from direct customers (as opposed to clients which the Company services on behalf of the Parent, as described in Note 6) of the Company located in the northeast region of the United States and outside of the United States was approximately $6.5 million or thirty-two percent and $6.1 million or thirty percent, respectively, of the revenue generated by such customers.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. At December 31, 2007, due from brokers represents amounts due from several brokers; however, approximately seventy percent of the amount is due from one clearing broker requiring that a minimum deposit amount be held with them. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash (which at times includes balances held by the Settlement Agent) is held primarily by three financial institutions, the balance of which is insured by the Federal Deposit Insurance Corporation up to $100,000 for each account. At December 31, 2007 approximately ninety-seven percent of the cash balance is held at one financial institution.

8. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. However, equity capital withdrawal may be restricted by the provisions of this rule. Additionally, the Company is subject to the CFTC's minimum financial requirements (Regulation 1.17), which specifies net capital requirements for its registrants. As of December 31, 2007, the Company's net capital was $3,467,803, which was $3,217,803 in excess of its minimum requirements of $250,000.

9. EXEMPTIONS FROM RULE 15c3-3:

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(i) and (k)(2)(ii). Due to the nature of the Company's soft dollar and commission recapture businesses, as well as the international business discussed in Note 7, the Company is required to maintain several "Special Accounts for the Exclusive Benefit of Customers" under the exemptive provisions of this Rule.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

Management does not believe that any recently issued, but not effective accounting standards if currently adopted would have a material effect on the accompanying financial statements.

END